[RETURN-COPY]




        As filed with the Securities and Exchange Commission on September 14,
        1995
                                                Registration No. 33-61413

                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                     PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM S-2

                REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                HONDO OIL & GAS COMPANY
                 (Exact name of registrant as specified in its charter)


                                        DELAWARE
             (State or other jurisdiction of incorporation or organization)


                                       95-1998768
                          (I.R.S. Employer Identification No.)


                               410 East College Boulevard
                               Roswell, New Mexico  88201
                                     (505) 625-8700
             (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                     C. B. McDaniel
                                 Secretary and Counsel
                                Hondo Oil & Gas Company
                               410 East College Boulevard
                               Roswell, New Mexico  88201
                                     (505) 625-8700
               (Name, address, including zip code, and telephone number,
                       including area code, of agent for service)

                                        Copy to:

                              Richard A. Boehmer, Esquire
                                   O'Melveny & Myers
                                 400 South Hope Street
                           Los Angeles, California 90071-2899
                                     (213) 669-6568

         Approximate date of commencement of proposed sale to the public:  Date this registration statement is declared effective by the Securities and
              Exchange Commission or as soon thereafter as is practicable.




                                      (Continued)









        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box [ ]

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ]



        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8 MAY DETERMINE.




































                               HONDO OIL & GAS COMPANY
                                Cross Reference Sheet
                      Pursuant to Item 501(b) of Regulation S-K
                    Showing Location in Prospectus of Information
                            Required by Items of Form S-2

     Item Number and Heading in
     Form S-2 Registration Statement           Caption or Location in Prospectus
     -------------------------------           ---------------------------------
     1.  Forepart of the Registration
           Statement and Outside Front Page
           of Prospectus. . . . . . . . . .    Forepart of the Registration
                                               Statement; Outside Front Cover
                                               Page of Prospectus

     2.  Inside Front and Outside Back Cover
           Pages of Prospectus. . . . . . .    Table of Contents; Available
                                               Information; Documents
                                               Incorporated by Reference

     3.  Summary Information, Risk Factors
           and Ratio of Earnings to Fixed
           Charges. . . . . . . . . . . . .    Risk Factors; The Company

     4.  Use of Proceeds. . . . . . . . . .    Use of Proceeds

     5.  Determination of Offering Price  .    Not Applicable

     6.  Dilution. . . . . . . . . . . . .     Not Applicable

     7.  Selling Security Holders. . . . .     Not Applicable

     8.  Plan of Distribution. . . . . . .     Plan of Distribution

     9.  Description of Securities to
           be Registered. . . . . . . . . .    Description of Securities to be
                                               Registered
     10. Interests of Named Experts and
           Counsel. . . . . . . . . . . . .    Legal Matters; Experts

     11. Information with Respect to
           the Registrant. . . . . . . . .     The Company; Risk Factors; Use of
                                               Proceeds; Description of
                                               Securities to be Registered;
                                               Annual Report on Form 10-K for
                                               the year ended September 30,
                                               1994, delivered herewith;
                                               Quarterly Report on Form 10-Q for
                                               the nine months ended June 30,
                                               1995, delivered herewith

     12. Incorporation of Certain
           Information by Reference. . . .     Documents Incorporated by
                                               Reference
     13. Disclosure of Commission Position
           on Indemnification for Securities
           Act Liabilities. . . . . . . .      Not Applicable












                  SUBJECT TO COMPLETION, DATED SEPTEMBER 14, 1995

         INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH STATE.

                                       PROSPECTUS

                                HONDO OIL & GAS COMPANY

                  Up to 65,000 SHARES OF COMMON STOCK, $1.00 PAR VALUE

                                 _____________________

         Up to 65,000 shares (the "Shares") of common stock, $1.00 par value ("Common Stock"), of Hondo Oil & Gas Company (the "Company") offered by this Prospectus are being offered by the Company.

           SEE "RISK FACTORS" COMMENCING ON PAGE 4 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY THE PROSPECTIVE INVESTOR.

                 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                  SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
                  OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                         TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 _____________________


         The Shares will be delivered in a transaction in which the Company will acquire a 0.88875% interest in the Opon Association Contract from Alliance Petroleum International Co. On September 13, 1995, the last reported sales price of the Common Stock of the Company on the American Stock Exchange was $21.63 per share.

                                 _____________________


                The date of this Prospectus is __________________.

                                   TABLE OF CONTENTS


                                                                       Page

                Available Information                                    3

                Documents Incorporated By Reference                      3

                Risk Factors                                             4

                The Company                                              6

                Use of Proceeds                                          6

                Plan of Distribution                                     6

                Description of Securities to be Registered               7

                Experts                                                  7

                Legal Matters                                            7



          No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the Shares or an offer to sell, or a solicitation of an offer to buy, Shares in any jurisdiction in which, or to any person to whom, such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that information herein is correct as of any time subsequent to its date.

                                 AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements, information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the American Stock Exchange; reports, proxy statements, information statements and other information filed by the Company with the American Stock Exchange can be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

          This Prospectus does not contain all the information set forth in the Registration Statement (No. 33-61413) on Form S-2 (the "Registration Statement") of which this Prospectus is a part, including exhibits thereto, which has been filed with the Commission in Washington, D.C. Copies of the Registration Statement and the exhibits thereto may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge, at the office of the Commission. A copy of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 and a copy of the Company's Quarterly Report on Form 10-Q for the nine months ended June 30, 1995 is being delivered to each person to whom this Prospectus is being delivered.

                          DOCUMENTS INCORPORATED BY REFERENCE

          The following documents filed by the Company (File No. 1-8979) with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference:

        1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994.

        2. The Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1994, March 31, 1995, and June 30, 1995.

        3. The Company's Current Reports on Form 8-K dated November 29, 1994, March 3, 1995, August 18, 1995 and August 28, 1995.

          The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all documents incorporated by reference in this Prospectus (not including exhibits unless such exhibits are specifically incorporated by reference). Requests for such information should be directed to C. B. McDaniel, Secretary and Counsel, Hondo Oil & Gas Company, 410 East College Boulevard, Roswell, New Mexico 88201, telephone (505) 625-8700.

                                      RISK FACTORS

          The following factors should be considered carefully by prospective investors in the Common Stock offered hereby.

          SUBSTANTIAL RELIANCE ON SINGLE INVESTMENT. The Company's success currently is substantially dependent on its investment in the Opon project in Colombia, South America. The Company has no significant operating assets which are presently generating cash to fund its operating and capital requirements. At June 30, 1995 the Company had a deficiency in net assets of $69,389,000.

          In September 1994, the Company announced the discovery of potentially significant reserves of natural gas and condensate in an exploratory well recently drilled on the area of the Opon Association Contract (the "Opon Contract"), an exploration and exploitation contract covering lands in the Middle Magdalena Basin, Colombia. See the Company's Annual Report on Form 10-K for the year ended September 30, 1994. No definitive assessment of the size of the hydrocarbon resources associated with the discovery can be made as of the date of this Prospectus.

          The Company's management believes that its Opon project has significant potential to be developed in conjunction with Colombia's planned natural gas transmission network and that the Company's future revenues will be derived from this source as well as condensate production from the Opon project. However, there can be no assurance that the Opon project will be successfully developed or that alternative sources of funds will become available in the future.

          ROLE OF ECOPETROL. Empresa Colombiana de Petroleos ("Ecopetrol") is a quasi-governmental corporate organization wholly-owned by the Colombian government. Ecopetrol may become a participant in the Opon Contract after commercial production is established. See the Company's Annual Report on Form 10-K for the year ended September 30, 1994. Ecopetrol also owns and operates the refinery at Barrancabermeja that is a possible market for natural gas from the Opon project if and when production is established. Export of natural gas from the Opon project is not considered economically feasible at this time. At present, the price of natural gas is set by law enacted by the legislature of Colombia in 1983. The regulated price of natural gas could be changed in the future by governmental action. The participation of Ecopetrol, a government-owned company, in the Opon project as a participant and as a potential purchaser, and the power of the government of Colombia to set the price of natural gas creates the potential for a conflict of interest in Ecopetrol and/or the government. If such a conflict of interest materializes, the economic value of the Company's interest in the Opon project could be diminished. The Company's management believes that the risk of an adverse effect upon the Company from a conflict of interest in Ecopetrol and/or the government is remote; however, no assurances can be given, and no prediction can be made, concerning a possible adverse effect on the Company from a conflict of interest as described in this paragraph.

          FOREIGN OPERATIONS. Operations in the Opon project are subject to the risks inherent in foreign operations, including expropriation, nationalization, war and insurrection, and other political risks. Generating revenue from the sale of hydrocarbons will depend, to a certain extent, on the Colombian government continuing its present policy of expansion of existing, and development of new, natural gas markets, infrastructure, and transmission systems. There can be no assurance that the Colombian government will take these steps or that it will not impose regulatory burdens or restrictions that could adversely affect the development of the Opon project. In the past, guerilla activity in Colombia has disrupted the operation of oil and gas projects, including site preparation at the Opon Contract area during fiscal 1991. Since that time, security in the area has been significantly enhanced and the Company has taken steps to improve its relations with the local community. While the Company does not expect that future guerilla activity will have a material impact on the exploration and development of the Opon project, there can be no assurance that such activity will not occur or that such activity would not adversely affect the operations of the Opon project.

          RISKS OF OIL AND GAS EXPLORATION. Operations in the Opon project are subject to the operating risks normally associated with the exploration for and production of oil and gas, including fires, blowouts, other natural catastrophes and problems associated with environmental and pollution control. In addition, there are greater than normal mechanical drilling risks at the Opon Contract area associated with high pressures in the La Paz and other formations. These pressures may cause collapse of the well bore, impede the drill string while drilling, or cause difficulty in completing a well with casing and cement. These potential problems were overcome in the drilling of the Opon No. 3 well by the use of a top-drive drilling rig, heavy-weight drilling fluids and other technical drilling enhancements. As additional wells are drilled and additional data and experience are obtained, the mechanical risks should be reduced.

          LIMITED CAPITAL. The Company has no source of current income from its operations. The Company's principal remaining assets, its investment in the Opon project and its California real estate, do not currently provide any income and require additional capital for exploitation. For a more detailed discussion, see the Company's Annual Report on Form 10-K for the year ended September 30, 1994 and the documents referred to in "Documents Incorporated by Reference." The Company will not receive any cash proceeds from this offering.

          LOSSES FROM OPERATIONS. The Company experienced losses of $56,758,000, $23,844,000 and $11,056,000 for the years ended September
        30, 1992, 1993 and 1994, respectively. As discussed above under "Limited Capital," because the Company's principal remaining assets do not currently provide any income and require additional capital for exploitation, the Company anticipates continued losses for the foreseeable future.

          CONTINUATION OF AMERICAN STOCK EXCHANGE LISTING. Because of losses in prior years and negative shareholders' equity, the Company does not fully meet all of the guidelines of the American Stock Exchange for continued listing of its shares. The Company's management is taking steps to improve the Company's ability to meet the Exchange's guidelines and preserve the listing. However, no assurances can be given that the Company's shares will remain listed on the Exchange in the future.

          EFFECT ON COMMON STOCK PRICE. Sales or potential sales of other shares registered by the Company for the account of The Hondo Company, and Lonrho Plc as pledgee, and for the account of Lonrho Plc may have an adverse effect on the market price for the Company's Common Stock. On February 10, 1995, Amendment No. 2 to a registration statement on Form S-3 became effective registering for sale from time to time by The Hondo Company and Lonrho Plc as pledgee 3,609,200 shares of the Company's Common Stock. On May 22, 1995, a registration statement on Form S-3 became effective registering for sale from time to time by Lonrho Plc 189,080 shares of the Company's Common Stock. Each of these registration statements remain effective and no sales have occurred.
        The Company cannot predict what effect sales of such shares may have on the market price of the Common Stock.

                                      THE COMPANY

          The Company, a Delaware corporation organized in 1958, is an independent oil and gas company presently focusing on international oil and gas exploration and development. The Company's principal asset is an interest in an exploration concession in Colombia. For a more detailed description of the business of the Company, including audited and unaudited financial information, see the attached Annual Report on Form 10-K for the fiscal year ended September 30, 1994 and Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and documents referred to in "Documents Incorporated by Reference." The Company's principal executive offices are located at 410 East College Boulevard, Roswell, New Mexico 88201, telephone (505) 625-8700.

                                    USE OF PROCEEDS

          The Shares will be delivered to Alliance Petroleum International Co. ("Alliance"), in payment for a 0.88875% interest (the "Interest") in the Opon Contract. The Company's wholly-owned subsidiary, Hondo Magdalena Oil & Gas Limited, owns a 30% interest in the Opon Contract, and the additional Interest will be acquired by the subsidiary. The consideration for the Interest is $888,750 in shares of Common Stock. The number of shares will be determined based upon the closing price for the Company's Common Stock on the day before the later of (i) the date that the registration statement for the Shares is declared effective by the Commission or (ii) the date that the American Stock Exchange approves the Company's Additional Listing Application for the Shares, provided, however, that no more than 65,000 shares of Common Stock will be issued as consideration in the transaction.

                                  PLAN OF DISTRIBUTION

          The shares of Company Common Stock registered hereunder are to be issued directly to Alliance as described above in "Use of Proceeds." No underwriters, brokers, dealers, or finders will receive compensation in connection with the transaction.

                       DESCRIPTION OF SECURITIES TO BE REGISTERED

          The Company is authorized to issue up to 30,000,000 shares of its Common Stock, with a par value of $1.00 per share. Each share of common stock of the Company entitles the holder thereof to one vote. Holders of common stock have no preemptive rights to subscribe to any additional securities which the Company may issue. The holders of the common stock of the Company are entitled to share equally in dividends when, as and if declared by the Company's Board of Directors out of any funds legally available therefor and are entitled upon liquidation to receive, pro rata, the net assets of the Company. All shares of the common stock of the Company are fully paid and nonassessable when issued, are non-redeemable and have no conversion or exchange rights.

                                        EXPERTS

          The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended September 30, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph with respect to an uncertainty described in Note 1 to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     LEGAL MATTERS

          The validity of the Shares offered hereby is being passed upon for the Company by C.B. McDaniel, a director, Counsel to and Secretary of the Company. Mr. McDaniel holds options to acquire 20,000 shares of the Common Stock of the Company at an exercise price of $7.50 per share and options to acquire 20,000 shares of the Common Stock of the Company at an exercise price of $14.625 per share. As of September 14, 1995, Mr. McDaniel's options for 30,000 shares (20,000 at $7.50 and 10,000 at $14.625) were exercisable.

                                        PART II

                         INFORMATION NOT REQUIRED IN PROSPECTUS

        Item 14.  Other Expenses of Issuance and Distribution.

          The following are the actual and estimated expenses incurred in connection with the registration and sale of the Shares.

          Item                                       Amount

          SEC registration fees                   $   306.00
          Listing fee, American Stock Exchange      2,000.00
          Legal fees and expenses                   3,000.00*
          Accountants' fees and expenses            3,000.00*
          Miscellaneous                               694.00*

               Total                               $9,000.00*
        ____________________

        * Estimated


        Item 15.  Indemnification of Directors and Officers.

          Section 145 of the Delaware General Corporation Law permits a Delaware corporation to indemnify its officers or directors under certain circumstances. That statute provides that, in actions in which the corporation is not a party, the corporation may indemnify its officers and directors for losses incurred by them if the officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions in which the corporation is a party, the statute provides the same standard but prohibits indemnification if the officer or director is adjudged liable to the corporation, unless the Delaware Court of Chancery or the court in which the suit or action is brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity. The statute further permits a corporation to purchase and maintain insurance on behalf of its officers or directors against any liability asserted against him and incurred by him in such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability.

          The Company's Certificate of Incorporation does not restrict the indemnification of officers or directors. The Company's Bylaws provide for the indemnification of the Company's officers and directors to the fullest extent permitted under Delaware law against all costs, charges, expenses, liabilities and losses reasonably incurred or suffered by such person in connection with any action, suit or proceeding by reason of the fact that they are or were officers or directors of the Company.

        The Company's Bylaws permit the Company to maintain insurance to protect any officer or director of the Company against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under Delaware law. The Company's Bylaws further permit the Company to enter into agreements with any officer or director providing for indemnification to the fullest extent permitted by Delaware law. The Company has directors' and officers' liability insurance policies presently in force insuring directors and officers of the Company and its subsidiaries.

        Item 16.  Exhibits.

          Exhibits required by Item 601 of Regulation S-K are set forth in the
        Exhibit Index commencing on page II-4.

        Item 17.  Undertakings.

          The Company hereby undertakes:

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                       SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement No. 33-61413 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Roswell, State of New Mexico, on September 14, 1995.

                                           HONDO OIL & GAS COMPANY



                                           By: /s/Stanton J. Urquhart
                                               _______________________
                                               Stanton J. Urquhart
                                               Vice President

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement No. 33-61413 has been signed by the following persons in the capacities and on the dates indicated.

        Signature                  Title                      Date
        _________                  _____                      ____


        * Robert O. Anderson       Chairman of the       September 14, 1995
        ________________________   Board and Director
        ROBERT O. ANDERSON

        * John J. Hoey             President, Chief      September 14, 1995
        ________________________   Executive Officer
        JOHN J. HOEY               and Director

        * Dieter Bock              Director              September 14, 1995
        ________________________
        DIETER BOCK

        /s/ C.B. McDaniel          Secretary and         September 14, 1995
        ________________________   Director
        C.B. MCDANIEL

        * Douglas G. McNair        Director              September 14, 1995
        ________________________
        DOUGLAS G. MCNAIR

        * John F. Price            Director              September 14, 1995
        ________________________
        JOHN F. PRICE

                                   Director
        ________________________
        R. W. ROWLAND

        * Robert K. Steer          Director              September 14, 1995
        ________________________
        ROBERT K. STEER

        * R. E. Whitten            Director              September 14, 1995
        ________________________
        R. E. WHITTEN

        /s/ Stanton J. Urquhart    Vice President        September 14, 1995
        ________________________   (Principal Financial
        STANTON J. URQUHART        and Principal
                                   Accounting Officer)

        * /s/ C.B. McDaniel                              September 14, 1995
        ________________________
        C.B. MCDANIEL
        ATTORNEY-IN-FACT

                                     EXHIBIT INDEX


           Exhibit
           Number        Subject
           -------       -------------------------------------------------------

             *4.1 Documents relating to the $1 million principal amount of California Pollution Control Authority, 7 1/2% Industrial Development Revenue Bonds (Newhall Refining Co., Inc. Project) including Installment Sale Agreement and Indenture of Trust.

             *4.2 Documents relating to the $5 million principal amount of California Pollution Control Financing Authority Pollution Control Revenue Bonds (Newhall Refining Co., Inc. Project), including Pollution Control Facilities Lease Agreement, Indenture, U.S. Small Business Administration Pollution Control Facility Payment Guaranty and Reimbursement Agreement.

                5 Opinion of C.B. McDaniel, Esq. (previously filed with the Securities and Exchange Commission on July 28, 1995 with the initial filing of this Registration Statement No. 33-61413 on Form S-2).

            *10.1 Note Purchase Agreement and Letter Agreement dated November 28, 1988, between the Company and Thamesedge, Ltd.

           **10.2 Letter Agreement dated December 18, 1992, between the Company and Thamesedge, Ltd., amending Note Purchase Agreement (Exhibit 10.1, above) (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1992, filed with the Securities and Exchange Commission on December 28, 1992).

           **10.3 Loan Agreement dated December 20, 1991, by and between Hondo Oil & Gas Company and Lonrho Plc, including the Promissory Notes and Letter Agreement related thereto (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1991, filed with the Securities and Exchange Commission on January 13,
                         1992).

                               EXHIBIT INDEX (continued)


           Exhibit
           Number        Subject
           -------       -------------------------------------------------------
           **10.4        Letter Agreement dated December 18, 1992, between the
                         Company and Lonrho Plc, amending Loan Agreement
                         (Exhibit 10.3, above) (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-
                         K for the fiscal year ended September 30, 1992, filed with the Securities and Exchange Commission on December 28, 1992).

           **10.5 Net Profits Share Agreement dated December 18, 1992, among the Company, Lonrho Plc, Thamesedge, Ltd. (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1992, filed with the Securities and Exchange Commission on December 28,
                         1992).

           **10.6        Note Dated April 30, 1993, for $3,000,000, from Via
                         Verde Development Company to Lonrho Plc; Guaranty of the Company (incorporated by reference to Exhibit 19.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1993, filed with the Securities and Exchange Commission on May 17, 1993).

           **10.7 Note dated June 25, 1993 for $4,000,000 from the Company to Lonrho Plc; Letter Agreement relating to same (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1993, filed with the Securities and Exchange Commission on December 28,
                         1993).

           **10.8 Letter Agreement dated December 17, 1993, by and among the Company, Via Verde Development Company, Newhall Refining Co., Inc., Lonrho Plc and Thamesedge Ltd. and Note Amendments, amending prior loan agreements and notes (Exhibits 10.1 through 10.7, above),(incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1993, filed with the Securities and Exchange Commission on December 28, 1993).

                               EXHIBIT INDEX (continued)


           Exhibit
           Number        Subject
           -------       -------------------------------------------------------
           **10.9        Letter Agreement dated November 10, 1994, by and among
                         the Company, Via Verde Development Company, Newhall
                         Refining Co., Inc., Lonrho Plc and Thamesedge Ltd. and
                         Note Amendments (excluding Exhibit E to the Letter
                         Agreement filed as Exhibit 10.10, below) amending prior loan agreements and notes (Exhibits 10.1 through 10.8, above),(incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November
                         29, 1994, filed with the Securities and Exchange
                         Commission on November 29, 1994).

          **10.10 Promissory Note dated October 31, 1994, in the original principal amount of $5,000,000, from the Company to Lonrho Plc (additional loan facility),(incorporated by reference to Exhibit 10.2 to the Company's Report on Form 8-K dated November 29, 1994, filed with the Securities and Exchange Commission on November 29,
                         1994).

           *10.11 Employee Capital Appreciation Savings Plan, effective January 1, 1985.

          **10.12 Form of Indemnity Agreement between Pauley and its directors and officers, approved January 27, 1987 (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1992, filed with the Securities and Exchange Commission on December 28,
                         1992).

          **10.13 Opon Association Contract (translation) dated July 15, 1987, between Ecopetrol and Opon Development Company, excluding exhibits and attachments (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1991, filed with Securities and Exchange Commission on January 13, 1992).

          **10.14 Farmout Agreement among Hondo Magdalena Oil & Gas Limited, Opon Development Company and Amoco Colombia Petroleum Company dated August 9, 1993, excluding exhibits (incorporated by reference to Exhibit 19.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, filed with the Securities and Exchange Commission on August 16, 1993).

                               EXHIBIT INDEX (continued)


           Exhibit
           Number        Subject
           -------       -------------------------------------------------------
          **10.15        New Operating Agreement dated as of August 9, 1993,
                         among Amoco Colombia Petroleum Company, Hondo Magdalena
                         Oil & Gas Limited and Opon Development Company
                         (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1993, filed with Securities and Exchange Commission on December 28, 1993).

          **10.16 Stock and Asset Purchase Agreement between Signal Oil & Refining Company, Inc. and the Company and Pauley Pacific Inc. dated September 15, 1993, excluding exhibits (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated October 12, 1993, filed with the Securities and Exchange Commission on October 12, 1993).

          **10.17 Letter Agreement dated February 2, 1994 between the Company and the City of Long Beach, excluding exhibits (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1993, filed with the Securities and Exchange Commission on February 14, 1994).

          **10.18 Hondo Oil & Gas Company 1993 Stock Incentive Plan, excluding exhibits (incorporated by reference to Exhibit A to the Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 28, 1994.

          **10.19 Funding Agreement for Tier I Development Project among Hondo Magdalena Oil & Gas Limited, Amoco Colombia Petroleum Company and Opon Development Company dated May 5, 1995, excluding exhibits (except Exhibit A) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, filed with the Securities and Exchange Commission on July 28, 1995).

          **10.20 Purchase and Sale Agreement among Hondo Magdalena Oil & Gas Limited, Opon Development Company and Alliance Petroleum International Co. dated July 21, 1995, excluding exhibits (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, filed with the Securities and Exchange Commission on July 28,
                         1995).

                               EXHIBIT INDEX (continued)


           Exhibit
           Number        Subject
           -------       -------------------------------------------------------
          **10.21        Memorandum of Understanding (translation) among Hondo
                         Magdalena Oil & Gas Limited, Amoco Colombia Petroleum
                         Company, Opon Development Company, and Empresa
                         Colombiana de Petroleos dated July 26, 1995, excluding exhibits (except Exhibit A) (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on
                         Form 10-Q for the quarter ended June 30, 1995, filed with the Securities and Exchange Commission on July 28,
                         1995).

             **13 The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, filed with the Securities and Exchange Commission on July 28, 1995.

             23.1        Consent of Ernst & Young LLP.

             23.2 The consent of C.B. McDaniel, Esq. appears in Exhibit 5 (previously filed with the Securities and Exchange Commission on July 28, 1995 with the initial filing of this Registration Statement No. 33-61413 on Form S-2).


               24 Powers of Attorney (previously filed with the Securities and Exchange Commission on July 28, 1995 with the initial filing of this Registration Statement No. 33-61413 on Form S-2).


          -------------------------------------

          * These exhibits, which were previously incorporated by reference to the Company's reports which have now been on file with the Commission for more than 5 years, are not filed with this Annual Report pursuant to 17 C.F.R. 229.601(b)(4)(iii)(A). The Company agrees to furnish these documents to the Commission upon request.

           **  Incorporated by reference